# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackRock ETF Trust, CIK 0001761055
CUSIP: 09290C103
Title of class of securities: iShares U.S. Equity Factor Rotation Active ETF
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001727336

## Reporting persons
- First Command Advisory Services, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 28,871,551; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,762,319,468 (5.3% of the class)

## Item 1. Issuer
Name of issuer: BlackRock ETF Trust
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, DELAWARE, 19809

## Item 2. Person Filing
Name of person filing: Brenda Glover
Address of principal business office or, if none, residence:
1 FirstComm Plaza
Fort Worth, TX 76109
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1762319468
Percent of class: 5.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 28871551
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Command Advisory Services, Inc.: Brenda Glover, Compliance Officer (09/03/2026)